September 29, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (805)781-3182

Mr. Jack C. Wauchope
President and Chief Executive Officer
Coast Bancorp
500 Marsh Street
San Luis Obispo, CA 93401

Re:	Coast Bancorp
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File Number: 000-32827

Dear Mr. Wauchope:

      We have reviewed your filing and have limited our review to those issues we have addressed in the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K, filed on March 31, 2005

Financial Statements as of and for the years ended December 31,
2004
and 2003

Segment Reporting
1. You disclose that the bank has been organized as a single operating segment. Please tell us why activities such as your mortgage loan program through the Community Bank Lending Exchange and your sales and servicing of loans are not considered to be individual operating segments or an aggregated mortgage banking segment, considering the guidance in paragraphs 10-24 of SFAS 131. Please provide an analysis supporting your current accounting, including relevant qualitative criteria and quantitative threshold tests for each period presented or revise your financial statements if necessary.


Note 3 - Loans, page 48
2. We note you have retained servicing assets and interest-only strips on loans previously sold. Please provide both in your response letter and in future filings additional disclosure regarding these assets, including, but not limited to the following (refer to paragraph 17(e) of FAS 140):
* gross servicing assets and interest-only strips recognized and amortized during the period;
* significant assumptions used to estimate the fair value of the assets;
* risk characteristics of the underlying financial assets used to assess the servicing assets for purposes of measuring impairment; and
* activity in any valuation allowance(s) for impairment of servicing assets and interest-only strips, including beginning and ending balances and aggregate write-downs charged against the allowance(s).



* * * * *



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Amanda Roberts at (202) 551-3417 or me at
(202)
551-3492 if you have questions.


Sincerely,


      John P. Nolan
Accounting Branch Chief


Mr. Jack C. Wauchope
Coast Bancorp
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